January 22, 2020

North Square Investments Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, NE
Washington, DC 20549
Attn:    Ryan Sutcliffe, Esq.

Re:	North Square Investments Trust
Response to Staff Comments on Registration Statement on Form N-14
File No. 333-235497

Dear Mr. Sutcliffe:

On behalf of North Square Investments Trust (the “Registrant”), we are submitting this letter in response to the supplemental comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) on January 22, 2020 regarding the Registrant’s registration statement on Form N-14, as filed on December 13, 2019 (the “Registration Statement”), the Registrant’s amended registration statement on Form N-14, as filed on January 21, 2020 (“Amended Registration Statement”), and the Registrant’s correspondence filed on January 16, 2020. The Registration Statement and Amended Registration Statement were filed in connection with the proposed reorganizations of two mutual funds currently advised by Advisory Research, Inc. (each, a “Target Fund”), which are series of Investment Managers Series Trust, into newly-formed corresponding “shell” series of the Registrant (each, an “Acquiring Fund”).

A summary of the Staff’s supplemental comments, along with the Registrant’s responses, is set forth below in bold typeface. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

LEGAL COMMENTS

Combined Proxy Statement/Prospectus

1.
Staff Comment: With respect to Question 15 in the Question and Answer section, please disclose whether or not there will be any pre-reorganization portfolio changes to the Target Funds to conform to the Acquiring Funds’ strategies. If so, please disclose and provide an explanation of any tax consequences to the shareholders as a result of these portfolio changes.

Response: The Trust responds by noting that subsequent to a discussion with the SEC Staff Accountant, the Amended Registration Statement included an additional disclosure in the answer to Question 15. The Trust undertakes to clarify the disclosure that was added to the Amended Registration Statement in a subsequent 497 filing, as follows:

It is anticipated that approximately $4 million or 30% of the ~~Target Fund’s~~ Advisory Research Strategic Income Fund’s holdings may be sold as a result of the Reorganization. This will be impacted by the actual holdings upon closing, market conditions at the time and liquidity considerations. Sales are not all expected to be made immediately and may be made over the following two months after closing. The portfolio transaction costs generated are expected to be under $12,000 or 0.10% of the ~~Target~~ Fund’s net assets. For the transactions executed as a result of the Reorganization, there is not expected to be any material impact to shareholders as a result of capital gains.

Statement of Additional Information

2.
Staff Comment: Please review and revise the chart on page 2 that lists all of the risks of the Funds, the table appears to be inconsistent. Also ensure that the following section is in conformance with the chart.

Response: The Trust responds by noting that the chart has been updated to accurately reflect the appropriate risks of each fund and has made the relevant disclosures consistent with the updated chart. A blackline of the chart and other associated changes are attached. Further, the Trust notes that disclosure for “Large Cap Stocks Risk” has been added to the discussion following the chart. The following is the risk disclosure that has been added to this section:

Large Cap Stocks: A Fund may invest in stock of companies with market capitalizations that are larger than small and mid cap companies. Large cap companies may be susceptible to slower growth (compared to small and mid cap companies) during times of economic expansion.

The Trust undertakes that the above-referenced changes to the chart and the addition of Large Cap Stock Risk will be made in a subsequent 497 filing.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please contact Scott A. Resnick of U.S. Bank Global Fund Services at (626) 914-7372 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alan Molotsky
Alan Molotsky

cc:    Robert M. Kurucza, Seward & Kissel LLP
Lauren Michnick, Seward & Kissel LLP